DO 9/4/12



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AUG 29 2012

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SECU 12062802 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51538

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Georgeson Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

118 Fernwood
(No. and Street)

Edison (City) New Jersey (State) 08837 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David G. O'Leary 781-575-2269
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers, LLP
(Name – *if individual, state last, first, middle name*)

125 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

M 9/18.

OATH OR AFFIRMATION

I, David G. O'Leary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Georgeson Securities Corp., as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

8/27/12

Signature

US Financial Controller

Title

Notary Public


STEPHEN CESSO
Notary Public
Commonwealth of Massachusetts
My Commission Expires January 21, 2016

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Georgeson Securities Corporation
Financial Statements and Supplemental Information
Pursuant to Rule 17a-5 of Securities
Exchange Act of 1934
June 30, 2012


pwc

Georgeson Securities Corporation

Financial Statements and Supplemental Information Pursuant to Rule 17a-5 of Securities Exchange Act of 1934
June 30, 2012

Georgeson Securities Corporation
Index
June 30, 2012



Report of Independent Auditors

To the Board of Directors and Stockholder of
Georgeson Securities Corporation:

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of Georgeson Securities Corporation (the "Company") at June 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

August 27, 2012

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

Georgeson Securities Corporation
Statement of Financial Condition
June 30, 2012

Assets	
Cash and cash equivalents	$ 3,532,554
Cash segregated for regulatory purposes	5,897,431
Accounts receivable, net of allowance for returned tenders of $21,318	689,861
Prepaid and other assets	173,400
Receivable from affiliates (Note 5)	205,714
Deferred tax assets	197,968
Total assets	$10,696,928
Liabilities and stockholder's equity	
Payable to affiliates (Note 5)	$ 576,381
Amounts owed to customers	1,338,401
Other liabilities (Note 5)	669,313
Total liabilities	$ 2,584,095
Stockholder's equity	
Common stock, $0.01 par value; 200 shares authorized, issued and outstanding	2
Additional paid-in capital	523,996
Retained earnings	7,588,835
Total stockholder's equity	8,112,833
Total liabilities and stockholder's equity	$10,696,928

The accompanying notes are an integral part of these financial statements.

Georgeson Securities Corporation
Statement of Income
Year Ended June 30, 2012

Revenue	
Fee income	$ 7,798,984
Internal revenue (Note 5)	4,003,293
Interest income	112,605
Total revenue	11,914,882
Expenses	
Compensation and benefits	3,067,577
Management and overhead expenses (Note 5)	2,134,350
Brokerage commissions	2,131,774
Transfer agent expenses (Note 5)	961,587
Technology and printing expenses paid to affiliates (Note 5)	881,342
General and administrative expenses	738,838
Occupancy expenses (Note 5)	436,691
Total expenses	10,352,159
Income before income taxes	1,562,723
Income tax expense	672,537
Net income	$ 890,186

The accompanying notes are an integral part of these financial statements.

Georgeson Securities Corporation
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2012

	Common Stock		Paid-In Capital	Retained Earnings	Total
	Shares	**Amount**			
Balance July 1, 2011	200	$ 2	$523,996	$6,698,649	$7,222,647
Net income				890,186	890,186
Balance June 30, 2012	200	$ 2	$523,996	$ 7,588,835	$ 8,112,833

The accompanying notes are an integral part of these financial statements.

Georgeson Securities Corporation
Statement of Cash Flows
Year Ended June 30, 2012

Cash flows from operating activities	
Net income	$ 890,186
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease in cash segregated for regulatory purposes	644,396
Decrease in accounts receivable, net	1,356,552
Increase in prepaid and other assets	(83,780)
Increase in receivable from affiliate	(205,714)
Decrease in payable to affiliate	(1,113,645)
Increase in deferred tax assets	(98,583)
Decrease in amounts owed to customers	(622,206)
Decrease in other liabilities	(114,246)
Net cash provided by operating activities	652,960
Net increase in cash and cash equivalents	652,960
Cash and cash equivalents	
Beginning of period	2,879,594
End of period	3,532,554
Supplemental disclosure:	
Income taxes paid	$ 76,000

The accompanying notes are an integral part of these financial statements.

1. Organization and Basis of Presentation

Georgeson Securities Corporation (the "Company" or "GSEC"), a Delaware corporation, is a wholly owned subsidiary of Georgeson Inc. (the "Parent"), the ultimate Parent of which is Computershare Limited, a publicly-held Australian corporation.

The Company is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company primarily operates voluntary programs for participation by unexchanged individual shareholders to exchange securities of merged corporations no longer traded through a transfer / exchange agent for new equity securities of the new corporation. If directed by the individual shareholder, in lieu of delivering the new equity securities, the Company will sell the equity securities received in the exchange and remit the sale proceeds to the shareholders (the voluntary program services provided to a shareholder is hereafter referred to as a "shareholder transaction"). The Company also serves as a broker dealer for transactions initiated by its affiliates. These transactions include purchase and sale transactions for employee stock purchase plans ("ESPPs") as well as the purchase and sale of securities by affiliates to assist in their transfer agency dividend reinvestment and similar plans.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. No cash equivalents were held at period end.

Cash Segregated for Regulatory Purposes
In accordance with SEC Rule 15c3-3, the Company maintains a special reserve account for the benefit of its customers.

Revenue Recognition
Fee income is earned on a shareholder transaction in the month in which a shareholder transaction is authorized. Revenue accrued is subject to an allowance for returned tenders which are the return of the shares delivered to a transfer / exchange agent as an invalid surrender. Fee income is recorded net of returned tenders and related allowances for doubtful returned tenders.

Brokerage commissions including related internal revenue and the related clearing charges are recorded on an accrual basis, based on trade date.

Interest income is recognized as earned.

Income Taxes
Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to the differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date.

The Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the relevant taxing authorities.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from the estimates included in the financial statements.

Fair Value of Financial Instruments
The fair value of all financial assets and liabilities (consisting primarily of receivables from and payables to customers) are considered to approximate the reported value due to their short-term nature.

3. Accounts Receivable and Allowance for Returned Tenders

Accounts receivable represent unpaid fees earned on shareholder transactions. Accounts receivable are reported net of an allowance for returned tenders on the Statement of Financial Condition.

The allowance for returned tenders is periodically reviewed for adequacy based on return experience and levels of past due balances. Assessing the adequacy of the allowance for returned tenders is inherently subjective, as it requires making estimates that may be susceptible to significant change. In the opinion of management, the allowance, when taken as a whole, is adequate to absorb reasonably estimated returned tenders.

4. Other Liabilities

All shareholder transactions are cleared through the Company's clearing brokers, Broadcort Capital Division of Merrill Lynch and ConvergEx Group Execution Solutions. At June 30, 2012 the amount payable to the clearing brokers is $207,039, which is included in other liabilities on the statement of financial condition.

5. Related Party Transactions

In accordance with an expense sharing agreement with the Company, the Parent pays certain expenses, such as rent, personnel and insurance, on behalf of the Company and is then reimbursed by the Company. For the year ended June 30, 2012, management and overhead expenses charged back to the Company totaled $2,134,350. Utilities and other property related expenses charged back to the Company totaled $328,387, which is included in occupancy expenses on the statement of income.

The Company enters into various transactions in the normal course of business with affiliated companies. These transactions include, among others, certain mailing and printing activities, and technology services provided by affiliates to the Company. For the year ended June 30, 2012, mailing and printing costs charged back to the Company totaled $154,320. Infrastructure and system support charges totaled $727,022.

The Company has an agreement with affiliates regarding transfer agent fees. The amount of these fees that were charged back to the Company totaled $1,072,439. Additionally, the Company incurred expenses of $156,440 for services performed on behalf of its Parent. These fees are included in the transfer agent expenses on the statement of income. In addition, $145,799 is included in other liabilities on the statement of financial condition.

The employee benefit expenses for the Company are paid for by the Parent of the Company. The Parent has established certain qualified retirement plans covering full-time, salaried employees and certain part-time employees. Expenses under these plans are accrued each year. The costs are charged to current operations. The Company's employees are eligible to participate in a contributory 401(k) plan. The Company incurred $84,829 as its matching contribution to the plan for the year ended June 30, 2012 which is recorded within compensation and benefit expense on the statement of income.

In addition to providing retirement benefits, the Parent provides health care and life insurance benefits for active employees. The Company incurred health care and life insurance costs of $265,298 which is recorded in compensation and benefit expense on the statement of income for the year ended June 30, 2012.

Introducing fee revenue of $3,945,576 was recognized from the affiliated companies during the year ended June 30, 2012. Dealer Manager Product revenue with Georgeson, Inc. accounted for $57,717. Both amounts are listed as under internal revenue on the statement of income.

All intercompany transactions with the Parent and affiliated companies are charged or credited through intercompany accounts and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. At June 30, 2012, the receivable from affiliates and the payable to affiliates amounted to $205,714 and $576,381, respectively.

6. Regulatory Requirements

The Company is subject to the net capital requirement of Rule 15c3-1 of the Securities and Exchange Commission (the "Rule"), which specifies, among other things, minimum net capital requirements for registered broker dealers. The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of the rule.

In accordance with the Rule, the broker dealer is required to maintain minimum net capital, as defined, of $250,000 or 2% of combined aggregate debit items, whichever is greater. At June 30, 2012, the Company had net capital of $6,849,852 which was $6,599,852 in excess of its required net capital of $250,000. At June 30, 2012, the Company had aggregate debit items of $0.

7. Income Taxes

The Company is part of a group that files consolidated U.S. Federal and combined state and city income tax returns. The Company calculates taxes as if it filed on a separate company return basis. At June 30, 2012, the current payable due related to U.S. Federal and combined state and city income tax returns included in the intercompany payable to affiliates amounted to $336,546. The separate state returns current payable due is included in the separate entity tax payable. Amounts due to the Parent with respect to current income taxes are settled currently.

The income tax expense for the year ended June 30, 2012 consists of the following:

Current tax expense	$ 755,479
Deferred tax benefit	(82,942)
Income tax expense	$ 672,537

The effective tax rate differs from the Federal statutory rate primarily due to state and local taxes.

The deferred tax assets at June 30, 2012 consist of the following:

Charitable contributions	$ 149
Bad debts	9,047
Accrued expenses	188,772
Deferred Tax Assets	$ 197,968

For the year ended and as at June 30, 2012, the Company had no unrecognized tax benefits. Accordingly, the Company has not recognized or accrued any interest or penalties for the period ended June 30, 2012.

The consolidated group, for which the Company is a part of, and the Company file tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local and foreign jurisdictions, where applicable. As of June 30, 2012, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from 2008 forward (with limited exceptions).

8. Contingencies

From time to time the Company is a defendant in certain litigation and in addition is examined by and answers inquiries from various government and regulatory agencies, which are incidental to the Company's business. Management believes that the outcome of any matters resulting from such litigation and inquiries will not materially affect the Company's financial position or results of operations.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote and immaterial.

9. Liabilities Subordinated to Claims of General Creditors

The Company has no borrowings under subordination agreements at June 30, 2012, or for the year then ended.

10. Segregated Cash

Cash of $5,897,431 has been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the SEC. Pursuant to the company's 15c3-3 calculation in supplemental Schedule II, $1,338,401 was required to be on deposit at June 30, 2012.

11. Concentration

The Company may be exposed to concentrations of credit risk regarding its cash and cash equivalents. The Company maintains its cash balances with a depository institution in amounts which may exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should this financial institution be unable to fulfill its obligations. The Company has performed an assessment of its relationship and believes that its credit risk is limited.

12. Subsequent Events

Subsequent events have been evaluated through August 27, 2012, the date of the Report of the Independent Auditors. No significant events were identified by management.

SUPPLEMENTARY INFORMATION

Georgeson Securities Corporation
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2012

Schedule I

Net capital	
Total stockholder's equity	$8,112,833
Deductions	
Non-allowable assets:	
Accounts receivable, net of allowance for returned tenders	689,861
Receivable from affiliates	205,714
Prepaid and other assets	169,438
Deferred tax assets	197,968
Net capital	$6,849,852
Combined Aggregate Debit Items	$ 0
Computation of Alternative net capital requirement	
Minimum required net capital (the greater of $250,000 or 2% of Combined aggregate debit items)	$ 250,000
Excess net capital over minimum required	$6,599,852

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences between the above computation of net capital and the computation included in the Company's amended June 30, 2012 Form X-17a-5, as dated August 27, 2012.

Georgeson Securities Corporation
Computation for Determination of the Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2012 **Schedule II**

Free credit balances in customers' securities accounts	$ 1,338,401
Market value of securities in excess of 40 calendar days and which have not been confirmed	0
Total credits	1,338,401
Total debits	0
Excess of total credits over total debits	1,338,401
Amount held on deposit in reserve bank account	$ 5,897,431

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences between the computation shown above and the corresponding schedule included in the Company's amended June 30, 2012 Form X-17a-5, as dated August 27, 2012.

Georgeson Securities Corporation
Information relating to Possession or Control Requirements Under
Securities and Exchange Commission Rule 15c3-3
As of June 30, 2012

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date for which instructions to reduce to possession or control have been issued as of the report date but for which the required actions was not taken by the respondent within the time frames specified under Rule 15c3-3. $ 0

   A. Number of Items -

2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control has not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. $ 0

   A. Number of Items -



Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g) (1)

To the Board of Directors and Stockholder of Georgeson Securities Corporation:

In planning and performing our audit of the financial statements of Georgeson Securities Corporation (the "Company") as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

Because the Company does not perform purchase and sale transactions which they clear for customers under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System ("Regulation T"), we did not review the practices and procedures performed by the Company to comply with the requirements for prompt payment for securities under Regulation T.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 27, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended June 30, , 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Georgeson Securities Corporation
118 Fernwood Ave.
Edison, NJ 08837-3852

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Harold Kaplan (201) 386-3340

2. A. General Assessment (item 2e from page 2) $24,458

B. Less payment made with SIPC-6 filed (exclude interest) (6,597)
01/31/2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 17,861

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $17,861

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $17,861

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Georgeson Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

SVP / Chief Operating Officer
(Title)

Dated the 8 day of August , 20 12 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning July 1, 2011 and ending June 30, 2012
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 11,914,884

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions — 11,914,884

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 2,131,774

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions — 2,131,774

2d. SIPC Net Operating Revenues — $ 9,783,110

2e. General Assessment @ .0025 — $ 24,458

(to page 1, line 2.A.)



General Assessment Reconciliation on Form SIPC-7

To The Board of Directors of Georgeson Securities Corporation
199 Water Street 26th Floor
New York, NY 10038

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Georgeson Securities Corporation (the "Company") for the year ended June 30, 2012, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Georgeson Securities Corporation's compliance with the applicable instructions of Form SIPC-7 during the year ended June 30, 2012. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 dated August 8, 2012 with the respective cash disbursement records entries, which agreed to the wire documentation and general ledger entries noting no differences.
2. Compared the Total revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended June 30, 2012 to the Total revenue amount of $11,914,884 reported on page 2, item 2a of Form SIPC-7 for the year ended June 30, 2012, noting a $2 difference.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
   a. Compared deductions on line 2c(3), commissions, of $2,131,774 to the Brokerage commissions amount reported on page 3 of the audited Form X-17A-5, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 dated August 8, 2012 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $9,783,110 and $24,458, respectively, on the Form SIPC-7 dated August 8, 2012, noting no differences.
5. Compared the amount of any prior payment applied to the current assessment on page 1, item 2D of Form SIPC-7 with page 1, item 2D of the Form SIPC-6 filed for the first half of the fiscal ended 12/31/2011 on which it was originally computed assessment of $6,597.



We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Georgeson Securities Corporation, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 27, 2012


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